

07004968


SEC MAIL PROCESSING
RECEIVED

AB *
3/26

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46718

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: C.P. EATON PARTNERS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

143 ROWAYTON AVENUE
(No. and Street)

ROWAYTON	CONNECTICUT	06853
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
CHARLES BARTZ 203-831-2970
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DALESSIO, CASCIO & COMPANY, LLC
(Name – *if individual, state last, first, middle name*)

14 PENN PLAZA, SUITE 2004	NEW YORK	NY	10122
(Address)	(City)	(State)	(Zip Code)

PROCESSED
APR 11 2007
E
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, CHARLES BARTZ, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of C.P. EATON PARTNERS, LLC AND SUBSIDIARY, as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

MEMBER AND SUPERVISING PRINCIPAL

Title

Leonie Erickson

Notary Public

My Commission expires 8/31/2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

C.P. EATON PARTNERS, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION AND SUPPLEMENTAL SCHEDULE PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2006


RECEIVED
WASH., D.C.

C.P. Eaton Partners, LLC and Subsidiary

Index to Report Pursuant to Rule 17a-5

DALESSIO, CASCIO & COMPANY, LLC
CERTIFIED PUBLIC ACCOUNTANTS
14 PENN PLAZA, SUITE 2004
NEW YORK, N.Y. 10122
(212) 244-1270
FAX: (212) 244-1743

Independent Auditor's Report

To the Members of
C.P. Eaton Partners, LLC and Subsidiary
Rowayton, CT

We have audited the accompanying consolidated statement of financial condition of C.P. Eaton Partners, LLC and Subsidiary as of December 31, 2006, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above present fairly, in all material respects, the consolidated financial position of C.P. Eaton Partners, LLC and Subsidiary as of December 31, 2006, in conformity accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic consolidated statement of financial condition taken as a whole. The information contained on page 8 is presented for purposes of additional analysis and is not a required part of the basic consolidated statement of financial condition, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated statement of financial condition and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated statement of financial condition taken as a whole.



New York, New York
February 23, 2007

DALESSIO, CASCIO & COMPANY, LLC
Certified Public Accountants

C.P. Eaton Partners, LLC and Subsidiary

Consolidated Statement of Financial Condition

December 31, 2006

ASSETS

CASH	$ 1,471,448
FEES RECEIVABLE	51,586,638
OTHER ASSETS	49,161
TOTAL ASSETS	$ 53,107,247

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:	
ACCRUED EXPENSES	$ 290,203
COMMISSIONS PAYABLE	3,510,268
TOTAL LIABILITIES	3,800,471
MEMBERS' EQUITY	49,306,776
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 53,107,247

The accompanying notes are an integral part of this consolidated statement of financial condition.

C.P. Eaton Partners, LLC and Subsidiary

Notes to Consolidated Statement of Financial Condition

1. ORGANIZATION AND BUSINESS

C.P. Eaton Partners, LLC ("CPE Partners") is a limited liability company established in the State of Connecticut. CPE Partners is registered as a broker/dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). CPE Partners' business activities include raising capital from institutional investors for investment funds or advisors and consulting services to Registered Investment Advisors. CPE Partners operate from an office in Connecticut.

CPE (UK) Limited ("CPE (UK)") is a wholly owned subsidiary of CPE Partners. CPE (UK) is a private limited company incorporated under the laws of the United Kingdom with an office in London, England. CPE (UK) was formed to establish a European presence to further market the activities of CPE Partners. CPE (UK) is registered with the Financial Services Authority (the "FSA"). CPE Partners and CPE (UK) are herein referred to as the "Company".

The Company does not carry customer accounts and does not otherwise hold funds or securities for, or owe money or securities to customers and, accordingly, is exempt from SEC Rule 15c3-3.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated statement of financial condition includes the accounts of the Company. All significant intercompany transactions and balances have been eliminated in consolidation. The Company's consolidated statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of consolidated statement of financial condition in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. The estimates include assessing the collectibility of fee receivables and other assets. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ from those estimates.

C.P. Eaton Partners, LLC and Subsidiary

Notes to Consolidated Statement of Financial Condition

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Revenue Recognition

Fees are recognized when services are completed and the revenues are reasonably determinable, unless the service is rendered on a contingent fee basis in which case revenues are recognized upon satisfaction of the contingency.

Income Taxes

CPE Partners is a Limited Liability Corporation for U.S. federal and state income tax reporting. The members are responsible for the payment of income taxes. CPE Partners uses the cash method for income tax reporting and the accrual basis for financial reporting.

CPE (UK) is a limited company subject to certain taxes based on income in accordance with laws of the United Kingdom.

Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents. There were no cash equivalents as of December 31, 2006. As of December 31, 2006, the Company had cash balances at three major commercial banks. At times the Company maintains over $100,000 in the bank accounts which is in excess of federally insured (FDIC) amounts.

Translation of Foreign Financial Statements

The assets and liabilities of the CPE (UK) are translated into U.S. dollars at exchange rates as of the date of the consolidated statement of financial condition.

3. FEES RECEIVABLE

Fees receivable are contractually due to be paid to the Company are as follows:

2006	$ 24,433,774
2007	10,476,939
2008	6,237,509
2009	5,219,208
2010	5,219,208
	$ 51,586,638

C.P. Eaton Partners, LLC and Subsidiary

Notes to Consolidated Statement of Financial Condition

3. FEES RECEIVABLE (continued)

The Company has complied with the provisions of the NASD's Notice to Members 84-48 with respect to concession receivables where a corresponding commission payable exists. Accordingly, as of December 31, 2006, $3,432,125 of fees receivable have been included in the computation of net capital.

The Company performs periodic credit evaluations of its customer's financial condition. The Company generally does not require collateral and establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of customers, historical trends and other information. To date, such losses, if any, have been within management's expectations. At December 31, 2006, management did not believe that an allowance for doubtful accounts was required.

4. COMMISSIONS PAYABLE

CPE Partners has commission arrangements with former members and outside Sub-Agents (the "Sub-Agents"). The arrangements provide for payments to be made to the Sub-Agents when and if CPE Partners receives payment from the associated clients. As of December 31, 2006, commissions payable amounted to $3,510,268.

In accordance with the NASD's Notice to Members 84-48, the current portion of the commissions payable amounting to $1,504,915, was included in the calculation of aggregate indebtedness for purposes of computing minimum net capital plus an additional 1% of the remaining commissions payable.

Commissions payable are due to be paid, subject to collection by CPE Partners of the related fee receivables are as follows:

2007	$ 1,504,915
2008	691,395
2009	471,996
2010	420,981
2011	420,981
	$ 3,510,268

The difference between the commission payable ($3,432,124) offsetting concession receivables in the computation of net capital and total commission payable as of December 31, 2006 is a result of the collection of the fees receivable as of December 31, 2006 and the related commission payable has not been paid.

C.P. Eaton Partners, LLC and Subsidiary

Notes to Consolidated Statement of Financial Condition

5. COMMITMENTS AND CONTINGENT LIABILITIES

Operating Leases

The Company has entered into a non cancelable operating lease for its UK office space in 2006. Future minimum payments under the operating lease are as follows:

2007	$ 51,908
2008	47,583
	$ 99,491

6. RELATED PARTY TRANSACTIONS

CPE Partners and the managing member, C.P. Eaton & Associates, Inc ("CPEA"), have entered into a service agreement dated March 31, 2002 (the "Service Agreement"), whereby CPEA shall provide CPE Partners the use of office space, utilities, furnishings, office equipment, support staff and related benefits, accounting and financial management, legal fees, and insurance coverage. Direct expenses and a ratable allocation of indirect expenses related to these services are included in the amount charged to CPE Partners by CPEA. As of December 31, 2006, accounts payable includes $187,875 due to CPEA.

7. NET CAPITAL REQUIREMENT

CPE Partners is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires that CPE Partners maintain minimum net capital, as defined, of $5,000 or 6-2/3% of aggregate indebtedness, as defined, whichever is greater. At December 31, 2006, CPE Partners had net capital of $949,312 which exceeded the statutory requirements by $805,615. CPE Partners's ratio of aggregate indebtedness to net capital was 1.95 to 1 at December 31, 2006.

8. CONCENTRATION

For the year ended December 31, 2006, three customers accounted for 50.59%, 12.41% and 9.22%, for an aggregate of approximately 72.22%, of fee receivables at December 31, 2006.

C.P. Eaton Partners, LLC and Subsidiary

Notes to Consolidated Statement of Financial Condition

9. CONSOLIDATED SUBSIDIARY

The following is a summary of the financial information of CPE (UK):

Total assets	$	298,798
Shareholder's capital		201,621

CPE (UK) shareholder's capital is not included as capital for purposes of calculating CPE's net capital in accordance with SEC Uniform Net Capital Rule (Rule 15c3-1).

10. SUBSEQUENT EVENTS

In January and February 2007, CPE Partners made distributions and other payments to members of $7,503,703.

C.P. Eaton Partners, LLC and Subsidiary

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2006

Computation of Net Capital:	
Total consolidated member equity	$ 49,306,776
Deduct foreign subsidiary equity not allowable for net capital	(201,621)
Total members' equity qualified for net capital	49,105,155
Deductions and/or Charges:	
Nonallowable assets:	
Fees receivable, net of allowable portion of $3,432,125	48,154,513
Other assets	1,330
Net Capital	$ 949,312
Minimum Net Capital Requirement:	
6 2/3% of aggregate indebtedness of $1,854,652	$ 123,643
One percent of commissions payable due after current year (one percent of $2,005,353)	20,054
Required Net Capital	$ 143,697
Excess Net Capital	$ 805,615
AGGREGATE INDEBTEDNESS:	
Accrued expenses	$ 349,737
Commissions payable - current	1,504,915
Total aggregate indebtedness	$ 1,854,652
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	1.95 to 1

STATEMENT PURSUANT TO SEC RULE 17A-5(D) (4):

There were no material differences between the amounts reported in this computation of net capital and the corresponding amounts reported in the Company's unaudited December 31, 2006 Form X-17A-5 Part IIA filing.

DALESSIO, CASCIO & COMPANY, LLC
CERTIFIED PUBLIC ACCOUNTANTS
14 PENN PLAZA, SUITE 2004
NEW YORK, N.Y. 10122
(212) 244-1270
FAX: (212) 244-1743


SEC MAIL
RECEIVED

Report of Independent Auditors on Internal Control Structure Required by SEC Rule 17a-5

C.P. Eaton Partners, LLC and Subsidiary
Rowayton, CT

In planning and performing our audit of the consolidated financial statements and supplemental schedules of C.P. Eaton Partners, LLC and Subsidiary ("the Company") for the year ended December 31, 2006 we considered its internal control, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making the quarterly securities examinations, counts, verifications, and comparisons recordation of differences required by Rule 17a-13
(2) Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
(3) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the procedures of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of the Company to achieve all the divisions of the duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



New York, New York
February 23, 2007

DALESSIO, CASCIO & COMPANY, LLC
Certified Public Accountants

END